UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-56024

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: December 31, 2025

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUSGLOBAL ENERGY CORP.
Full Name of Registrant

N/A
Former Name if Applicable

200 Davenport Road
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M5R 1J2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SUSGLOBAL ENERGY CORP. (the "Registrant") was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2025 (the "Annual Report") by the March 31, 2026, filing date applicable to smaller reporting companies due to the Registrant’s inability to fund the commencement of the audit. The Registrant does not anticipate that it will be able to file the Annual Report by April 15, 2026.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc Hazout	(416)	223-8500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the Company's Belleville Facility located near Belleville, Ontario, Canada, stopped receiving waste after January 10, 2024, due to an order issued by the Ministry of Labour, Immigration, Training and Skills Development and orders issued by the Ministry of the Environment, Conservation and Parks, there continues to be a reduction in revenue being reported in the current year ended December 31 2025, compared to the comparable year ended December 31, 2024, a reduction of approximately $48,000. As a result of the reduction in revenue and the absence of other activities the Company’s cost of sales is significantly less than the prior year’s comparable period by approximately $554,000. In addition, the net loss from continued operations before other expenses has decreased by approximately $2,433,000 in the year ended December 31, 2025 compared to the year ended December 31, 2024 for various reasons, primarily due to a significant reduction in the foreign exchange loss resulting from the strengthening of the Canadian dollar in 2025 compared to the United States dollar, a reduction of approximately $1,926,000; a reduction in professional fees of approximately $417,000;  a reduction in management compensation related to stock based compensation of $216,000; a reduction in amortization of financing costs of approximately $166,000;  offset by an increase in interest expense of approximately $255,000; an increase in office and administration of approximately $111,000 and a net reduction in other operating expenses of approximately $71,000. Other expenses increased by approximately $2,331,000, resulting primarily from increases in the provision for losses and an increase in the loss on revaluation in convertible promissory notes. In addition, the absence of a net loss from assets held for sale of approximately $1,564,000 which was recorded in the prior year.

SUSGLOBAL ENERGY CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Marc Hazout
Marc Hazout
	Title:	Chief Executive Officer, Executive Chairman and President